UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2025

Spirit AeroSystems Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33160	20-2436320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3801 South Oliver, Wichita, KS 67210

(Address of principal executive offices) (Zip Code)

(Registrant’s telephone number, including area code): (316) 526-9000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s)	Name of exchange on which registered
Class A Common Stock, par value $0.01 per share	SPR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously reported, on June 30, 2024, Spirit AeroSystems Holdings, Inc. (“Spirit”), The Boeing Company (“Boeing”) and Sphere Acquisition Corp., a wholly owned subsidiary of Boeing (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into Spirit (the “Merger”) and for Spirit to be the surviving corporation in the Merger, upon the completion of which Spirit would be a wholly owned subsidiary of Boeing.

In connection with the Merger, Boeing filed a registration statement on Form S-4 on August 12, 2024 and an amendment thereto on November 27, 2024 (such registration statement, as amended, the “Registration Statement”), which contained a proxy statement of Spirit for the solicitation of proxies from holders of Class A Common Stock, par value $0.01 per share, of Spirit (“Spirit Common Stock”) in connection with the special meeting of holders of Spirit Common Stock relating to the Merger and a prospectus of Boeing with respect to the shares of common stock, par value $5 per share, of Boeing to be issued in the Merger (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2024. On December 20, 2024, Spirit filed with the SEC the definitive Proxy Statement/Prospectus, which was first mailed to holders of Spirit Common Stock on or about December 26, 2024.

On August 29, 2024, a purported stockholder of Spirit filed a lawsuit against Spirit and the board of directors of Spirit in the U.S. District Court for the Southern District of New York (the “Federal Action”). The Federal Action, captioned Murphy v. Spirit AeroSystems Holdings, Inc. et al., Docket No. 1:24-cv-06539, alleges, among other things, that the Registration Statement fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. On January 7, 2025, a purported stockholder of Spirit filed a lawsuit against Spirit, Boeing and the board of directors of Spirit in the District Court of Sedgwick County, Kansas, Civil Court Department (the “Kansas Action”). The Kansas Action, captioned Garfield v. Cambone, C.A. No. SG-2025-CV000032, alleges, among other things, that the Registration Statement fails to disclose certain material information, and asserts claims against Boeing under Kansas securities statutes and claims against all defendants under Kansas common law for (i) negligent misrepresentation and concealment, and (ii) negligence and concealment. Both actions seek injunctive relief enjoining the vote on the Merger and other remedies. On January 9, 2025, a purported Spirit stockholder filed a putative class action lawsuit against Spirit and its directors in the Delaware Court of Chancery (the “Delaware Action”). The Delaware Action, captioned Coburn v. Shanahan, C.A. No. 2025-0029-LWW, alleges that the Spirit directors breached their fiduciary duties by failing to disclose certain information and requests an order compelling additional disclosures and damages, among other relief. On January 14, 2025, a purported Spirit stockholder filed a lawsuit against Spirit and its board of directors in the Supreme Court of the State of New York captioned Scott v. Spirit AeroSystems Holdings, Inc. et al., No. 650229/2025, and, on January 15, 2025, a purported Spirit stockholder filed a lawsuit against Spirit and its board of directors in the Supreme Court of the State of New York captioned Johnson v. Spirit AeroSystems Holdings, Inc. et al., No. 650254/2025 (the “New York Actions” and, together with the Federal Action, the Kansas Action and the Delaware Action, the “Lawsuits”). Each of the New York Actions alleges that the Proxy Statement/Prospectus failed to disclose certain material information and asserts claims against all defendants under New York common law for (i) negligent misrepresentation and concealment and (ii) negligence. The New York Actions seek injunctive relief enjoining the vote on the Merger and other remedies. Spirit has also received from additional purported Spirit stockholders demand letters that include allegations similar to those in the Lawsuits (the “Demand Letters”).

While Spirit believes that the disclosures in the Registration Statement and the Proxy Statement/Prospectus comply fully with all applicable law and denies the allegations in the Lawsuits and the Demand Letters, in order to moot the Lawsuits’ and Demand Letters’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, Spirit has determined to voluntarily supplement certain disclosures in the Proxy Statement/Prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein or in the Proxy Statement/Prospectus. To the contrary, Spirit specifically denies all allegations that any additional disclosure was or is required or material.

Supplemental Disclosures to the Proxy Statement/Prospectus

The Supplemental Disclosures should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. Defined terms used in the Supplemental Disclosures that are not defined herein have the meanings set forth in the Proxy Statement/Prospectus. All page references in the Supplemental Disclosures are to pages in the Proxy Statement/Prospectus. Paragraph references in the Supplemental Disclosures refer to paragraphs in the Proxy Statement/Prospectus before any additions or deletions resulting from the Supplemental Disclosures. The information contained herein speaks only as of January 17, 2025, unless the information indicates another date applies. For clarity, new text within restated portions of the Proxy Statement/Prospectus is indicated by bold typeface and underlining, and deleted passages are indicated by ~~bold strikethrough text~~.

1.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Background of the Merger,” beginning on page 52 of the Proxy Statement/Prospectus, is amended by modifying the second full paragraph on page 75 of the Proxy Statement/Prospectus to read in its entirety as follows:

Thereafter, members of management of each of Spirit and Boeing, together with their respective legal advisors, continued to negotiate the terms and conditions of the proposed merger agreement and disclosure schedules for the Boeing Transaction consistent with the June 26 Non-Binding Proposal, and exchanged several drafts of the proposed merger agreement and disclosure schedules. Neither the June 26 Non-Binding Proposal nor any prior or subsequent term sheet or proposal submitted by Boeing to Spirit or its representatives in relation to the Boeing Transaction before the execution of the Merger Agreement discussed retention of Spirit management or members of the Spirit Board.

2.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Spirit Unaudited Forecasted Financial Information,” beginning on page 85 of the Proxy Statement/Prospectus, is amended by modifying the second paragraph under such heading to read in its entirety as follows:

The summary of these financial forecasts presented below is not included in this proxy statement/prospectus to influence any Spirit Stockholder’s decision whether to vote for or against the Merger Agreement Proposal or the Advisory Compensation Proposal, but is included solely to give Spirit Stockholders access to these forecasts, because these forecasts were made available to the Spirit Board and the financial advisors of Spirit. Boeing’s internal financial forecasts were not provided to Spirit, Morgan Stanley or Moelis, given the existence of a material liquid market for Boeing Common Stock and that Spirit Stockholders were expected to own less than 5% of the outstanding Boeing Common Stock immediately after consummation of the Merger. Accordingly, no internal Boeing forecasts were relied upon by the Spirit Board or the financial advisors of Spirit.

3.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Spirit Unaudited Forecasted Financial Information,” beginning on page 85 of the Proxy Statement/Prospectus, is amended by modifying the fifth and sixth paragraphs under such heading to read in their entirety as follows:

The Spirit forecasted financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the date when such forecasted financial information was finalized. Such assumptions relate to variables, most of which are beyond Spirit’s control, that are inherently uncertain and difficult or impossible to predict or estimate. Projected revenue is subject to various factors and contingencies, in particular the volume of shipset deliveries, which is subject to variability based on, among other things, customer orders that may increase or decrease relative to Spirit’s expectations based on macroeconomic, industry or customer-specific conditions and regulatory developments and any disruptions in Spirit’s supply chain or manufacturing operations. Assumptions that were used by Spirit in developing the Spirit forecasted financial information include, but are not limited to, the following:

•	for the Spirit forecasted financial information summarized under the heading “Base Plan” in the table below (the “Base Plan Forecast”):

•	shipset deliveries of 1,727 in 2024, 1,945 in 2025, 2,181 in 2026, and 2,259 in each of 2027 and 2028;

•	gross margins of 3% in 2024, 14% in 2025 and 11% in each of the years from 2026 through 2028;

•	approximately $45 million of annual research and development spend for 2026 through 2028;

•	selling, general and administrative expense at approximately 3.5% of revenue from 2025 through 2028;

•	future tax savings generated by tax attributes as described below and a 21% effective corporate tax rate;

•	repayment of Boeing advances of $90 million in 2025 and $45 million in each of 2026 and 2027 and repayment of Airbus advances of $100 million in 2025; and

•	successful renegotiation of supply contracts with Airbus in the first quarter of 2025 resulting in a forward loss reversal of $238 million in 2025~~.~~;

•	for the Spirit forecasted financial information summarized under the heading “Upside Plan” in the table below (the “Upside Plan Forecast”), the same assumptions as those described above with respect to the Base Plan Forecast, except that the Upside Plan Forecast assumed shipset deliveries of 2,329 in 2028: and

•	for the Spirit forecasted financial information summarized under the heading “Downside Plan” in the table below (the “Downside Plan Forecast”), the same assumptions as those described above with respect to the Base Plan Forecast, except

•	the Downside Plan Forecast assumed shipset deliveries of 1,703 in 2024, 1,897 in 2025, 2,136 in 2026 and 2,199 in each of 2027 and 2028;

•	the Downside Plan Forecast assumed gross margin of 2% in 2024 and 10% in 2026; and

•	the Downside Plan Forecast assumed the issuance of $350 million of debt at an interest rate of 10% in the first quarter of 2025.

The Spirit forecasted financial information also reflects assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. The Spirit forecasted financial information was based on information known to Spirit management as of May 31, 2024, except as indicated below. Spirit management prepared the Base Plan Forecast, the Upside Plan Forecast and the Downside Plan Forecast to give the Spirit Board a perspective on the impact of different assumptions. The Base Plan Forecast best reflected the Spirit Board’s and Spirit management’s view as to the future performance of Spirit, and, accordingly, the Spirit Board directed Moelis to use the Base Plan Forecast for purposes of its financial analysis and opinion described under the section entitled “—Opinion of Moelis & Company, LLC, Financial Advisor to Spirit” beginning on page 88 of this proxy statement/prospectus.

4.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Spirit Unaudited Forecasted Financial Information,” beginning on page 85 of the Proxy Statement/Prospectus, is amended by adding the following new paragraph immediately after the tenth paragraph under such heading:

The Spirit forecasted financial information includes non-GAAP financial measures. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial measures calculated and presented in accordance with GAAP and may not be comparable to similarly titled measures used by other companies. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a financial measure calculated and presented in accordance with GAAP do not apply to non-GAAP financial measures included in disclosure relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this proxy statement/prospectus. Reconciliations of non-GAAP financial measures were not provided to and were not relied on by Morgan Stanley or Moelis or the Spirit Board. Accordingly, this proxy statement/prospectus does not include reconciliations of these non-GAAP financial measures.

5.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Spirit Unaudited Forecasted Financial Information,” beginning on page 85 of the Proxy Statement/Prospectus, is amended by modifying the table under the heading “Summary of Spirit Unaudited Forecasted Financial Information” on page 88 of the Proxy Statement/Prospectus to read in its entirety (including such heading) as follows:

Summary of Spirit Unaudited Forecasted Financial Information(1)

(in millions)	Last Three Quarters of 2024	2025	2026	2027	2028
Base Plan
Net revenue	$5,475	$8,560	$9,547	$10,020	$10,020
Adjusted EBITDA(2)(3)	$250	$1,136	$933	$966	$993
Adjusted EBITDA (excluding forward loss reversal)(3)	$250	$899	$933	$966	$993
Adjusted EBIT(3)(4)	$21	$598	$645	$697	$724
Less: cash taxes	(4)	(176)	(135)	(146)	(152)
Plus: depreciation and amortization	229	300	288	269	269
Less: capital expenditures	(209)	(202)	(180)	(181)	(181)
Less: change in net working capital and other	131	(277)	(190)	(73)	(73)
Unlevered free cash flow(3)(5)	$168	$244	$428	$565	$587

Upside Plan
Net revenue	$5,475	$8,560	$9,547	$10,020	$10,497
Adjusted EBITDA(2)(3)	$250	$1,136	$933	$966	$1,070
Adjusted EBITDA (excluding forward loss reversal)(3)	$250	$899	$933	$966	$1,070
Adjusted EBIT(3)(4)	$21	$598	$645	$697	$801
Less: cash taxes	(4)	(176)	(135)	(146)	(168)
Plus: depreciation and amortization	229	300	288	269	269
Less: capital expenditures	(209)	(202)	(180)	(181)	(181)
Less: change in net working capital and other	131	(277)	(190)	(73)	(57)
Unlevered free cash flow(3)(5)	$168	$244	$428	$565	$664

Downside Plan
Net revenue	$5,330	$8,181	$9,208	$9,594	$9,594
Adjusted EBITDA(2)(3)	$191	$1,056	$856	$875	$900
Adjusted EBITDA (excluding forward loss reversal)(3)	$191	$818	$856	$875	$900
Adjusted EBIT(3)(4)	$(38)	$518	$568	$606	$631
Less: cash taxes	(4)	(159)	(119)	(127)	(133)
Plus: depreciation and amortization	229	300	288	269	269
Less: capital expenditures	(209)	(202)	(180)	(181)	(181)
Less: change in net working capital and other	145	(270)	(182)	(64)	(65)
Unlevered free cash flow(3)(5)	$123	$187	$375	$503	$522

(1)	Prepared based on information known to Spirit management as of May 31, 2024.

(2)	EBITDA is defined as net (loss) income adjusted for noncontrolling interest in earnings of subsidiary, equity in net income (loss) of affiliates, income tax (benefit) provision, other (income) expense, net, interest expense and financing fee amortization, depreciation and amortization expense and amortization expense. Adjusted EBITDA is defined as EBITDA plus or minus certain non-cash items or items that arise from time to time outside the ordinary course of our operations, including (i) employee stock-based compensation expense, (ii) forward-loss charges, (iii) cumulative catch-up adjustments, (iv) loss on disposition of assets, (v) Russian sanctions (excluding forward losses), (vi) M&A-related expenses, (vii) restructuring costs and (viii) other specified expenses.

(3)	This measure is not calculated in accordance with GAAP, should not be considered as a substitute for any measure calculated in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies.

(4)	Adjusted EBIT is defined as Adjusted EBITDA less depreciation and amortization.

(5)	Unlevered free cash flow is defined as Adjusted EBIT less cash taxes, plus depreciation and amortization, less capital expenditures, less change in net working capital and other.

6.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Spirit Unaudited Forecasted Financial Information,” beginning on page 85 of the Proxy Statement/Prospectus, is amended by modifying the last paragraph under such heading to read in its entirety as follows:

In addition to the financial measures shown in the table above, the Spirit forecasted financial information included estimates as of June 7, 2024 of cash tax savings from net operating losses, tax credits and other tax attributes for the calendar years ending December 31, 2024, 2025, 2026, 2027 and 2028 of $0, $89.2 million, $53.1 million, $32.8 million and $0, respectively, in connection with the Base Plan Forecast; $0, $68.1 million, $32.5 million, $30.7 million and $34.7 million, respectively, in connection with the Downside Plan Forecast; and $0, $89.2 million, $53.1 million, $32.8 million and $0, respectively, in connection with the Upside Plan Forecast~~from net operating losses, tax credits and other tax attributes~~.

7.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Interests of Certain Spirit Directors and Executive Officers in the Merger,” beginning on page 98 of the Proxy Statement/Prospectus, is amended by modifying the paragraph under the sub-heading “Compensation Arrangements with Boeing” on page 104 of the Proxy Statement/Prospectus to read in its entirety as follows:

Prior to the Effective Time, Boeing may in its discretion initiate negotiations of agreements, arrangements and understandings with certain of Spirit’s executive officers regarding compensation and benefits and may enter into definitive agreements with certain of Spirit’s executive officers regarding continued employment with, or the right to purchase or participate in the equity of, Boeing or one or more of its affiliates. As of the date of this proxy statement/prospectus, no such agreements, arrangements or understandings have been entered into between any of Spirit’s executive officers and Boeing. Neither Mr. Shanahan nor Ms. Esteves is expected to remain with Spirit or otherwise to be employed by Boeing after the Closing.

8.	The disclosure in the section of the Proxy Statement/Prospectus entitled “The Merger” under the heading “Board of Directors and Management of Boeing Following Completion of the Merger” on page 108 of the Proxy Statement/Prospectus is amended by modifying the first paragraph under such heading to read in its entirety as follows:

Upon completion of the Merger, the current directors and executive officers of Boeing are expected to continue in their current positions, other than as may be publicly announced by Boeing in the normal course. No Spirit directors are expected to join the Boeing Board after the Closing.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” that involve many risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “aim,” “anticipate,” “believe,” “could,” “continue,” “designed,” “ensure,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “model,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and other similar words, or phrases, or the negative thereof, unless the context requires otherwise. Forward-looking statements are based on circumstances as of the date on which the statements are made and they reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Actual results may vary materially from those anticipated in forward-looking statements. Investors should not place undue reliance on any forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include risks and uncertainties relating to the proposed acquisition of Spirit (together with its consolidated subsidiaries, the “Company”) by Boeing (the “Boeing Merger Transaction”) and the proposed divestiture of a portion of the Company’s business to Airbus SE (“Airbus”) and its affiliates (the “Airbus Business Disposition”) in connection with the Boeing Merger Transaction as contemplated by the term sheet between Spirit AeroSystems, Inc., a wholly owned subsidiary of Spirit, and Airbus (together, the “Transactions,” and each a “Transaction”), including, among others: the possible inability of the Company to negotiate and enter into definitive agreements with Airbus and its affiliates with respect to the Airbus Business Disposition; the possible inability of the parties to a Transaction to obtain the required regulatory approvals for such Transaction and to satisfy the other conditions to the closing of such Transaction (including, in the case of the Boeing Merger Transaction, approval of the merger agreement by Spirit’s stockholders) on a timely basis or at all; the possible occurrence of events that may give rise to a right of one or more of the parties to the Boeing Merger Transaction merger agreement to terminate such merger agreement; the risk that the Boeing Merger Transaction merger agreement is terminated under circumstances requiring Spirit to pay a termination fee; the risk that the Company is unable to consummate the Transactions on a timely basis or at all for any reason, including, without limitation, failure to obtain the required regulatory approvals, failure to obtain Spirit stockholder approval of the Boeing Merger Transaction merger agreement or failure to satisfy other conditions the closing of either of the Transactions; the potential for the pendency of the Transactions or any failure to consummate the Transactions to adversely affect the market price of Spirit’s common stock or the Company’s financial performance or business relationships; risks relating to the value of Boeing’s common stock to be issued in the Boeing Merger Transaction; the possibility that the anticipated benefits of the Transactions cannot be realized in full or at all or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the Company’s operations with those of Boeing will be greater than expected; risks relating to significant transaction costs; the intended or actual tax treatment of the Transactions; litigation or other legal or regulatory action relating to the Transactions or otherwise relating to the Company or other parties to the Transactions instituted against the Company or such other parties or Spirit’s or such other parties’ respective directors and officers and the effect of the outcome of any such litigation or other legal or regulatory action; risks associated with contracts containing provisions that may be triggered by the Transactions; potential difficulties in retaining and hiring key personnel or arising in connection with labor disputes during the pendency of or following the Transactions; the risk of other Transaction-related disruptions to the business, including business plans and operations, of the Company; the potential for the Transactions to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the agreements relating to the Transactions to adversely affect the Company’s ability to pursue other business opportunities or strategic transactions; and competitors’ responses to the Transactions.

Additional important factors that could cause actual results to differ materially from those reflected in the forward-looking statements and that should be considered in evaluating the Company’s outlook include, but are not limited to, the following: the Company’s ability to continue as a going concern and satisfy its liquidity needs, the success of the Company’s liquidity enhancement plans and operational and efficiency initiatives, the Company’s ability to access the capital and credit markets (including as a result of any contractual limitations, including under the merger agreement for the Boeing Merger Transaction), the outcomes of discussions related to the timing or amounts of repayment for certain customer advances and the costs and terms of any additional financing; the continued fragility of the global aerospace supply chain including the Company’s dependence on its suppliers, as well as the cost and availability of raw materials and purchased components, including increases in energy, freight, and other raw material costs as a result of inflation or continued global inflationary pressures; the Company’s ability and its suppliers’ ability and willingness to meet stringent delivery (including quality and timeliness) standards and accommodate changes in the build rates or model mix of aircraft under existing contractual commitments, including the ability or willingness to staff appropriately or expend capital for current production volumes and anticipated production volume increases; the Company’s ability to maintain continuing, uninterrupted production at its manufacturing facilities and its suppliers’ facilities; the Company’s ability, and its suppliers’ ability, to attract and retain the skilled work force necessary for production and development in an extremely competitive market; the effect of economic conditions, including increases in interest rates and inflation, on the demand for the Company’s and its customers’ products and services, on the industries and markets in which it operates in the U.S. and globally, and on the global aerospace supply chain; the general effect of geopolitical conditions, including Russia’s invasion of Ukraine and the resultant sanctions being imposed in response to the conflict, including any trade and transport restrictions; the war in Israel and the Gaza Strip and the potential for expansion of the conflict in the surrounding region, which may impact certain suppliers’ ability to continue production or make timely deliveries of supplies required to produce and timely deliver the Company’s products, and may result in sanctions being imposed in response to the conflict, including trade and transport restrictions; the Company’s relationships with the unions representing many of its employees, including the Company’s ability to successfully negotiate new agreements, and avoid labor disputes and work stoppages with respect to its union-represented employees; the impact of significant health events, such as pandemics, contagions or other public health emergencies (including the COVID-19 pandemic) or fear of such events, on the demand for the Company’s and its customers’ products and services and on the industries and markets in which the Company operates in the U.S. and globally; the timing and conditions surrounding the full worldwide return to service (including receiving the remaining regulatory approvals) of the B737 MAX, future demand for the aircraft, and any residual impacts of the B737 MAX grounding on production rates for the aircraft; the Company’s reliance on Boeing and Airbus and its affiliates for a significant portion of its revenues; the business condition and liquidity of the Company’s customers and their ability to satisfy their contractual obligations to the Company; the certainty of the Company’s backlog, including the ability of customers to cancel or delay orders prior to shipment on short notice, and the potential impact of regulatory approvals of existing and derivative models; the Company’s ability to accurately estimate and manage performance, cost, margins, and revenue under its contracts, and the potential for additional forward losses on new and maturing programs; the Company’s accounting estimates for revenue and costs for its contracts and potential changes to those estimates; the Company’s ability to continue to grow and diversify its business, execute its growth strategy, and secure replacement programs, including its ability to enter into profitable supply arrangements with additional customers; the outcome of product warranty or defective product claims and the impact settlement of such claims may have on the Company’s accounting assumptions; competitive conditions in the markets in which the Company operates, including in-sourcing by commercial aerospace original equipment manufacturers; the Company’s ability to successfully negotiate, or re-negotiate, future pricing under its supply agreements with Boeing, Airbus and its affiliates and other customers; the possibility that the Company’s cash flows may not be adequate for its additional capital needs; any reduction in the Company’s credit ratings; the Company’s ability to avoid or recover from cyber or other security attacks and other operations disruptions; legislative or regulatory actions, both domestic and foreign, impacting the Company’s operations, including the effect of changes in tax laws and rates and the Company’s ability to accurately calculate and estimate the effect of such changes; spending by the U.S. and other governments on defense; pension plan assumptions and future contributions; the effectiveness of the Company’s internal control over financial reporting; the outcome or impact of ongoing or future litigation, arbitration, claims, and regulatory actions or investigations, including the Company’s exposure to potential product liability and warranty claims; adequacy of the Company’s insurance coverage; the Company’s ability to continue selling certain receivables through its receivables financing programs; the Company’s ability to effectively integrate recent acquisitions, along with other acquisitions it pursues, and generate synergies and other cost savings therefrom, while avoiding unexpected costs, charges, expenses, and adverse changes to business relationships and business disruptions; and the risks of doing business internationally, including fluctuations in foreign currency exchange rates, impositions of tariffs or embargoes, trade restrictions, compliance with foreign laws, and domestic and foreign government policies.

The factors described above are not exhaustive, and it is not possible for Spirit to predict all factors that could cause actual results to differ materially from those reflected in its forward-looking statements. These factors speak only as of the date hereof, and new factors may emerge or changes to the foregoing factors may occur that could impact the Company’s business or the Transactions. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. Except to the extent required by law, Spirit undertakes no obligation to, and expressly disclaims any obligation to, publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Refer to the sections captioned “Risk Factors” in Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, in Spirit’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2024, filed with the SEC on November 5, 2024, and in the definitive proxy statement/prospectus related to the Boeing Merger Transaction filed by Spirit with the SEC on December 20, 2024 for a more complete discussion of the factors described above and other factors that may affect the Company’s business or the Transactions.

Important Information and Where to Find it

In connection with the proposed transaction between Spirit and Boeing, investors and security holders are urged to read the definitive Proxy Statement/Prospectus, the documents comprising the Registration Statement and any other relevant documents that are filed or will be filed by Spirit or Boeing with the SEC when they become available, because they contain or will contain important information about the proposed transaction and related matters. Investors and security holders may obtain free copies of the definitive Proxy Statement/Prospectus, the documents comprising the Registration Statement and other documents that are filed or will be filed with the SEC by Spirit or Boeing through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by Spirit will be available free of charge through Spirit’s website at https://investor.spiritaero.com/corporate-profile/default.aspx. Copies of documents filed with the SEC by Boeing will be available free of charge through Boeing’s website at www.boeing.com/investors. The information included on, or accessible through, Boeing’s or Spirit’s website is not incorporated by reference into this report.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 17, 2025	SPIRIT AEROSYSTEMS HOLDINGS, INC.

	By:	/s/ Irene M. Esteves
Irene M. Esteves
Executive Vice President and Chief Financial Officer